Exhibit 1
Vintage Capital Management Nominates Four Highly-Qualified Independent Candidates for Election to the Board of Directors of Red Robin Gourmet Burgers, Inc.
ORLANDO, FLORIDA, Feb. 26, 2020 / PRNewswire / -- Vintage Capital Management, LLC (“Vintage”), one of the largest stockholders of Red Robin Gourmet Burgers, Inc. (NASDAQ: RRGB) (“Red Robin” or the “Company”), with beneficial ownership of approximately 11.6% of the Company's outstanding shares, today announced it has nominated four highly-qualified, independent candidates for election to Red Robin’s nine-member Board of Directors at the upcoming 2020 Annual Meeting of Stockholders.1
The nominees each have significant experience driving stockholder value in the restaurant and franchising industries and, if elected, would seek to create value for all stockholders.  The nominees are:
•	Anthony Ackil, Founder and Chief Executive Officer of Streetlight Ventures, LLC, and Founder, former Chief Executive Officer and member of the Board of Directors of B.Good, LLC;
•	Kenneth Todd Evans, Vice President, Franchise of UBIF Franchising Co.;
•	Stephen J. Lombardo, III, Chairman and General Counsel of Gibsons Restaurant Group; and
•	Craig S. Miller, member of the Board of the National Restaurant Association, and former President and Chief Executive Officer of Ruth’s Chris Steak House Inc.
Brian Kahn, Vintage’s Manager, stated, “Red Robin is a well-known casual dining business with excellent brand value.  In June 2019, Vintage made a proposal to acquire all of the outstanding shares of Red Robin for $40 per share, which represented an approximately 58.2% premium to Red Robin’s unaffected stock price, and signaled it could potentially increase the offer price should it be afforded access to customary due diligence information.   Red Robin has refused to engage with us about a going-private transaction that would benefit all stockholders by suggesting to stockholders that we may not obtain the necessary financing to close the acquisition, despite written confirmation from our lending sources of their interest and ability to finance Vintage’s proposed purchase. Equally troubling is that we believe that Red Robin’s Board has not been transparent with stockholders about other proposals Red Robin has received from parties who have the obvious financial capacity and motivation to acquire Red Robin.”
Mr. Kahn continued that “Notwithstanding the receipt of compelling acquisition proposals that could deliver significant and immediate value to stockholders, the Board of Directors failed to substantively engage, and instead retained high priced “remain independent at all costs” advisors and embarked on an expensive, uncertain and multi-year turn-around plan without any bona fide basis for comparison.  Given the reaction to the Company’s fourth quarter and full year results that were announced yesterday, which included an update on Red Robin’s strategic plan, it is apparent that other stockholders share our concerns and skepticism.  This reaction strengthens our belief that the Board of Directors has failed to adequately assess several strategic options available to Red Robin, including a sale of the company, refranchising opportunities, non-performing asset monetization transactions, and capital allocation optimization.

1 The Board of Directors presently has 10 members, but per the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 6, 2019, Stuart Oran will not stand for re-election at the 2020 Annual Meeting of Stockholders.

Accordingly, today we are nominating four highly-qualified, independent director candidates who will bring relevant experience along with a simple mandate – to run the Company in the best interests of all stockholders and to formally explore value maximizing transactions that would allow stockholders to realize meaningful value in the near term without the risk associated with trying to implement a multi-year turn-around plan.  Consistent with our prior discussions and our letter to the Company of June 19, 2019, given the lack of engagement by Red Robin to date on our (or any competing) acquisition proposal and to avoid the inevitable allegations by the Company of ulterior motivations of Vintage, Vintage will refrain from participating in any strategic process that the reconstituted Board of Directors may determine to pursue for the benefit of stockholders.  Vintage simply wants to provide stockholders with an opportunity to install new members to the Board and send a clear message to explore all alternatives that may deliver superior risk adjusted returns relative to the Company’s recently published long-term plan.”
Biographies of Nominees
Anthony Ackil
Mr. Ackil is the founder and CEO of Streetlight Ventures, LLC, a retail support platform for small businesses and real estate brokers, and currently serves on the board of B.Good, LLC, a seventy unit restaurant chain based out of Boston that operates in ten states and four countries.  Prior to Streetlight, Mr. Ackil founded B.Good in 2004 and served as its CEO from 2004 until June 2018.
Kenneth Todd Evans
Mr. Evans serves as Vice President, Franchise of UBIF Franchising Co. and has served in that role since May of 2015.  Prior to joining UBIF, Mr. Evans served as Vice President, Franchise for Rent A Wheel, a division of Rent-A-Tire, L.P.  Prior to Rent A Wheel, Mr. Evans served in various roles at Aaron’s Inc., a Fortune 1000 NYSE publicly-traded company.
Stephen J. Lombardo, III
Mr. Lombardo is the Chairman and General Counsel of Gibsons Restaurant Group. Prior to joining Gibsons Restaurant Group, Mr. Lombardo was a partner in the Corporate Department at the law firm of Katten Muchin Rosenman, where his primary practice areas were mergers, acquisitions, private equity, venture capital and corporate governance.
Craig S. Miller
Mr. Miller serves as a member of the Board of Directors of Fogo de Chao Inc., and has also served as a Partner at Miller Partners Restaurant Solutions, a family-owned enterprise involved in restaurant management and development ventures since 1989. In addition, Mr. Miller has served as a member of the Board of the National Restaurant Association since 1997, and led Ruth’s Chris Steak House Inc. as President and CEO from 2004 to 2008, and as Chairman of the Board from 2006 to 2008.
IMPORTANT INFORMATION
In connection with their intended proxy solicitation, Vintage and/or certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of the Company.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY VINTAGE AND/OR ITS AFFILIATES FROM THE STOCKHOLDERS OF RED ROBIN GOURMET BURGERS, INC. FOR USE AT ITS 2020 ANNUAL MEETING OF STOCKHOLDERS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF RED ROBIN GOURMET BURGERS, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.
In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation:  Vintage Capital Management, LLC, Kahn Capital Management, LLC, Brian Kahn, Anthony Ackil, Kenneth Todd Evans, Stephen J. Lombardo, III, and Craig S. Miller. Certain of these persons hold or may be deemed to hold direct or indirect interests as of 4:00 p.m. New York City time on February 25, 2020 as follows:  Vintage owns of record 100 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, and may be deemed to beneficially own 1,500,000 shares of Common Stock (including the 100 shares of Common Stock owned of record); and each of Kahn Capital Management, LLC and Brian Kahn, due to their relationship with Vintage, may be deemed to beneficially own the 1,500,000 shares of Common Stock owned by Vintage.  Each of the nominees of Vintage has an interest in being nominated and elected as a director of the Company but, as of 4:00 p.m., New York City time, on February 25, 2020, no Vintage nominee beneficially owns any shares of Common Stock.

About Vintage Capital Management
Vintage Capital is a value-oriented, operations-focused, private and public equity investor specializing in the consumer, aerospace and defense, and manufacturing sectors. For additional information about Vintage, please visit www.vintcap.com.
Contact:
Vintage Capital Management
Brian Kahn, Manager
bkahn@vintcap.com